Campbell Lutyens & Co. Inc.
(S.E.C. I.D. No. 8-66720)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2022

This report is filed in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT to be posted on www.sec.gov.

* * * * * * *

CAMPBELL LUTYENS & CO. INC.

REPORT INDEX

APRIL 30, 2022

OMB APPROVAL
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SEC FILE NUMBER
8-66720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2021 (MM/DD/YY) AND ENDING 4/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Campbell Lutyens & Co. Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

630 Fifth Avenue, 25th Floor
(No. and Street)

New York	NC	10111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ann Degenshein	360-833-1484	ann@bdcompliancepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anchin, Block & Anchin LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

9/18/03	168
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, CHRISTOFFER DAVIDSSON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAMPBELL LUTYENS & CO. INC., as of APRIL 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature]
Notary Public

Tasha Annalisa Simms James
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SI6423031
Qualified in Suffolk County
Commission Expires October 4, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway, New York, NY 10018
212-840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Campbell Lutyens & Co. Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc. as of April 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc., as of April 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Campbell Lutyens & Co. Inc.'s management. Our responsibility is to express an opinion on Campbell Lutyens & Co. Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Campbell Lutyens & Co. Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliate companies. Consequently, the accompanying financial statements may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

Anchin, Block & Anchin LLP

We have served as Campbell Lutyens & Co. Inc.'s auditor since 2007
New York, N.Y.
June 27, 2022

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2022

ASSETS

Cash	$ 11,229,942
Restricted cash	834,328
Affiliate fee receivable	34,758,302
Deferred income taxes	1,108,373
Prepaid tax expenses	416,422
Staff loans	3,923,910
Other assets	539,138
Operating lease right-of-use assets	7,530,068
Finance lease right-of-use assets, net	28,953
Property and equipment, net	380,553
Total Assets	$ 60,749,989

LIABILITIES
AND STOCKHOLDER'S EQUITY

LIABILITIES

Deferred compensation	$ 4,610,519
Accrued expenses and other	664,811
Operating lease liability	7,671,097
Finance lease liability	32,347
Total Liabilities	12,978,774
Commitments and contingencies	
Stockholder's Equity	
Common stock, par value $0.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	3,233,386
Retained earnings	44,517,829
Total Stockholder's Equity	47,771,215
Total Liabilities and Stockholder's Equity	$ 60,749,989

See Notes to Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware as a C Corporation and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent and the affiliate in a single line of business as a broker-dealer raising capital for private equity, private debt and infrastructure firms and investment managers and providing related specialized financial services. As a result, the Group and Company is exposed to the risks associated with this industry including changes in the economic and regulatory environment. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company earns revenue through a management service agreement with an affiliate. The performance obligation for providing services is satisfied over time because the affiliate is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to all costs incurred by the Company plus where appropriate an additional allocation of group revenue based on the contribution that the Company makes to the generation of those group revenues derived in accordance with accepted transfer pricing methodology. Affiliate fees are generally received monthly and are recognized as revenue as they relate specifically to the services provided in that period.

Cash and Restricted Cash – Amounts included in restricted cash represent those required to be set aside as a secure deposit for the letter of credit used for the leased office space.

Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets. In addition, property and equipment comprises improvements to leasehold office space rented under an operating lease which are reported at cost, net of accumulated depreciation. Depreciation is provided for leasehold improvements on a straight-line basis over the lease period.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Deferred Compensation – The Company makes contractual remuneration payments to certain employees. Due to the structure and payment terms, the Company treats such remuneration payments as deferred compensation with such payments being accrued over the period from which economic benefits are derived from the continuing service provided by the employees.

Staff Loans - The Company makes staff loans available to certain employees. Such loans are carried at book value if the time they are held is not significant and at amortized cost using the effective interest method if the time value of money is significant. Interest is charged at above market rates and is taken to the Statement of Income at the point in time when, under the terms of the contract, the company is entitled to the interest specified.

New Lease Standard – Effective May 01, 2019, the Company has adopted FASB Accounting Standards Codification (“ASC”) Topic 842, *Leases* (“ASC 842”). The Company elected the package of practical expedients that allows to carry forward historical lease classification, assessment of whether a contract is or contains a lease, for any leases that expired prior to adoption of ASC 842.

ASC 842 requires lessees to recognize on the Statement of Financial Condition, at lease commencement, the lease assets and related lease liabilities for the rights and obligations created by operating and finance leases with lease terms of more than 12 months. The lease term commences on the date the lessor makes the underlying property available, irrespective of when lease payments begin under the contract. The duration of the lease term is assessed taking into account both the termination and the likelihood and availability of a renewal option. The lease expense is recognized on a straight-line basis over the lease term. The lease liability is based on the present value of the lease payments discounted at borrowing rate of 3.50%. The right-of-use asset is based on lease liability.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. For the year ended April 30, 2022, revenues with an affiliate were $58,504,486. The Company was owed $34,758,302 by an affiliate at April 30, 2022.

The Company has provided loans to certain staff with interest chargeable at market loan rates. At April 30, 2022 loans with a value of $3,923,910 and accrued interest of $12,645 were owed to the Company. Accrued interest has been included within other assets in the Statement of Financial Condition and staff loans are disclosed separately. Staff loans are repayable on agreed dates up to five years after the date the loan was given. None of the staff loans are in default of their terms.

2. RELATED PARTY TRANSACTIONS - continued

Staff loans fall due to be repaid as follows:

Years Ending April 30	
2023	$ 284,295
2024	260,156
2025	272,986
2026	286,082
2027	2,820,391
	$ 3,923,910

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Leasehold improvements	$ 119,332
Office equipment and furniture	427,766
Computer equipment	699,511
	1,246,609
Less - accumulated depreciation	(866,056)
	$ 380,553

4. LEASES

Operating Lease- In April 2016, the Company entered into an agreement to rent office space under a lease expiring on June 30, 2021 which was modified on November 1, 2020 to expire on July 31, 2022 and then modified on April 1, 2022 to expire 60 days after the commencement date of the new office space projected to commence on February 1, 2023. In February 2019, the company entered into an agreement to rent additional office space under a lease expiring on June 30, 2021 which was modified on November 1, 2020 to expire on July 31, 2022 and then modified on April 1, 2022 to expire 60 days after the commencement date of the new office space projected to commence on February 1, 2023. In April 2022, the Company entered into an agreement to rent office space under a lease with projected commencement date of February 1, 2023 to expire on January 31, 2030. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses.

As of April 30, 2022, $7,671,097 is recorded in operating lease liability in the statement of financial condition, which is the present value of the lease payments over the term ending January 31, 2030. The present value was computed using a discount rate equal to the borrowing at the time of inception, or 3.5%. A corresponding operating lease asset of $7,530,068 is recorded in the statement of financial condition at April 30, 2022.

4. LEASES - continued

The future minimum base payments under the non-cancellable operating lease are as follows:

Years Ending April 30	
2023	$ 898,802
2024	278,108
2025	1,668,649
2026	1,668,649
2027	1,668,649
Thereafter	4,843,204
Total	$ 11,026,061

Finance Lease- The Company entered into an agreement to rent office equipment under a lease expiring on June 30, 2020 (the "Original Equipment Lease"). In January 2018, the Company negotiated a variation to the Original Equipment Lease such that the Original Equipment Lease was superseded by a new agreement (the "New Equipment Lease") under which the leased office equipment was varied and the length of the lease was extended to expire on January 31, 2023. The monthly rental costs are fixed under the terms of the lease.

The future minimum base payments under the non-cancellable finance lease as at year ending April 30, 2023 amounts to $33,075.

The value of the finance lease right-of-use asset as at April 30, 2022 is $193,021. The accumulated amortization as at April 30, 2022 is $164,068.

5. COMMITMENTS AND CONTINGENCIES

Letter of Credit — In February 2019, the company obtained a letter of credit in support of a deposit amounting to $444,398 for the Company's leased office space. The letter of credit can be drawn by the lessor in the event that the Company defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as restricted cash on the Company's Statement of Financial Condition. On April 21, 2022, an amendment was made to increase the amount from $444,398 to $834,328.

Credit Card Facility – The Company maintains credit cards with major financial institutions with a maximum line of credit of $320,000. At April 30, 2022 the outstanding balance on these credit cards of $105,926 was included in accrued expenses and other.

Cash Credit Risk Concentration — The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was $11,564,270 at April 30, 2022.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2022, the Company had net capital of $5,781,236 which was $5,417,989 above its required net capital of $363,247. The Company's ratio of aggregate indebtedness to net capital was 0.94 to 1.

7. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 and adopted the amendments to 17 C.F.R. 240.17a-5 as the Company limits its business activities exclusively to assisting the Parent and the affiliate in a single line of business as a broker-dealer raising capital for private equity, private debt and infrastructure firms and investment managers and providing related specialized financial services. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year.

8. INCOME TAXES

The components of the net deferred tax asset are as follows:

Total deferred tax assets	$ 1,192,578
Total deferred tax liabilities	(84,205)
	$ 1,108,373

Deferred tax assets of $1,192,578 are mostly attributable to temporary differences relating to bonus accruals.

Deferred tax liabilities relate to temporary differences in accelerated depreciation of $84,205.

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

9. DEFERRED COMPENSATION

Amounts accrued under deferred compensation arrangements fall due to be paid as follows:

Years Ending April 30

2023	$ 3,149,124
2024	616,678
2025	872,987
Total	$ 4,638,789
Less: Fair value adjustment	(28,270)
	$ 4,610,519

10. STOCK OPTIONS

Employees of the Company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the parent company's share on the date of grant. The options can be exercised immediately and are valid for a period of 3 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies and will be recognized in the period it occurs.

Details of the stock options outstanding for employees of the Company are as follows:

	Number of stock options	Weighted average exercise price $
Outstanding, beginning of year	932,553	3.56
Issued during the year ended April 30, 2022	1,348,000	4.44
Forfeited during the year	(88,153)	3.16
Lapsed during the year	(41,500)	3.16
Exercised during the year	(1,536,784)	3.99
Outstanding, end of year	614,116	3.98
Exercisable, end of year	529,587	3.95

10. STOCK OPTIONS – continued

The fair value of issued share options has been calculated using the Black-Scholes option pricing model. The cost of share options have been charged to the Statement of Income during the year. The weighted average fair value of these share options calculated by the Black-Scholes option pricing model was $0.42.

The inputs into the Black-Scholes Option Pricing Model were as follows:

Weighted average share price at the date of exercise ($)	4.69
Average expected volatility (%)	22
Expected life (years)	up to 4 years
Average risk-free rate (%)	0.75

The expected life of the option is based upon the best estimate of the directors following a review of the profile of the option holders and the circumstances giving rise to the share based payment.

Expected volatility was determined using an average of the implied volatility on grant and historic share price volatility over the past twelve years.

The stock options outstanding at April 30, 2022 had a range of option values of $3.18 to $4.44 and a weighted average remaining contractual life of approximately 2.5 years.

The intrinsic value of stock options exercised during the year was $682,575. The proceeds received from exercise of stock options of $6,135,373 were remitted to the parent company. The Company provided loans of $3,495,580 to staff in order to convert stock options in the parent company.

1,348,000 options over Ordinary Shares of 1 pence each were granted during the year.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 27, 2022 which is the date the financial statements were available to be issued.